

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Chris Payne
Chief Financial Officer
F45 Training Holdings Inc.
236 California Street
El Segundo, California 90245

> **Re: F45 Training Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 7, 2021**
> **File No. 333-257193**

Dear Mr. Payne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed July 7, 2021

Capitalization, page 70

1. Please revise actual total capitalization as of March 31, 2021 to include convertible preferred stock.

2. Please revise the table to include each line item included in total stockholders' (deficit) equity.

3. Please tell us how you calculated pro forma as adjusted cash and cash equivalents.

Dilution, page 72

4. You disclose that historical net tangible book deficit as of March 31, 2021 represents total tangible assets less total liabilities and convertible preferred stock. It does not appear that

convertible preferred stock was deducted. Please revise to do so. Please also revise to subtract deferred offering costs or explain why such amounts should not be subtracted.

5. Please show us how you calculated pro forma as adjusted net tangible book value.

6. Reference is made to the table on page 73 where you disclose a total of 96,576,230 shares. Please tell us why this amount does not agree to the 90,246,682 shares disclosed in the second to last paragraph on page 73.

<u>General</u>

7. We note your disclosure that the exclusive forum provision contained in your amended charter provides that the provision does not apply to claims under the Exchange Act, however the provision does not state as much. Please revise the disclosure and charter provision for consistency and accuracy.

You may contact Adam Phippen at 202-551-3336 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services